                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                      __________________________________

                                 SCHEDULE 13D
                               (AMENDMENT NO. 6)

                   Under the Securities Exchange Act of 1934

                         Baldwin Piano & Organ Company
                              __________________
                               (Name of issuer)


                                 Common Stock
                          ___________________________
                        (Title of class of securities)

                                   058246109
                                --------------

                                (CUSIP number)

Kenneth W. Pavia, Sr.                     Charles Powers
Bolero Investment Group, L.P.             Florence Partners Inc.
1101 E. Balboa Boulevard                  2419 Sumter St. Ext.
Newport Beach, CA  92661-1313             Florence, SC 29502
(714) 675-3850                            (803) 669-1941

                ______________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                   COPY TO:

                                Scott R. Haber
                               Latham & Watkins
                       505 Montgomery Street, Suite 1900
                     San Francisco, California 94111-2562
                                (415) 391-0600

                               February 10, 1997
        ______________________________________________________________
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with the statement:  [  ]

                              Page 1 of 14 Pages
                          Exhibit Index is on Page 11

-----------------------                                  ---------------------
  CUSIP NO. 058246109           SCHEDULE 13D              PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON


          BOLERO INVESTMENT GROUP, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

          AF, WC

------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                             [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          CALIFORNIA
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                     217,460 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                   -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                      217,460 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                                   -0- SHARES OF COMMON STOCK

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          217,460 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]



------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          6.3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 058246109           SCHEDULE 13D              PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON


          KENNETH W. PAVIS SR.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

          AF, PF

------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                             [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                     279,460 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                   -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                      279,460 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                                   -0- SHARES OF COMMON STOCK

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          279,460 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]



------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 058246109           SCHEDULE 13D              PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON


          FHI, INC.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

          WC

------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                             [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          CALIFORNIA
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                     52,000 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                   -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                      52,000 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                                   -0- SHARES OF COMMON STOCK

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          52,000 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]



------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.5%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 058246109           SCHEDULE 13D              PAGE 5 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON


          FLORENCE PARTNERS INC.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

          WC

------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                             [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          SOUTH CAROLINA
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                     10,000 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                   -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                      10,000 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                                   -0- SHARES OF COMMON STOCK

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,000 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]



------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          .3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 058246109           SCHEDULE 13D              PAGE 6 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON


          CHARLES POWERS
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

          AF, PF

------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                             [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                     10,000 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                   -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                      10,000 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                                   -0- SHARES OF COMMON STOCK

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,000 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]



------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          .3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          IN

------------------------------------------------------------------------------

          This Amendment No. 6 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 18, 1996, as amended (as amended, the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 2.   Identity and Background.
          ------------------------

          Item 2 is hereby amended, in pertinent part, as follows:

          (a)-(c), (f). This statement is being filed by (i) Bolero Investment Group, L.P., a California limited partnership ("Bolero"), (ii) Kenneth W. Pavia, Sr. ("Mr. Pavia"), (iii) FHI Inc., a California corporation ("FHI"), (iv) Florence Partners Inc., a South Carolina corporation ("Florence Partners") and
(v) Charles Powers ("Mr. Powers"). Bolero, Mr. Pavia, FHI, Florence Partners and Mr. Powers are sometimes collectively referred to herein as the "Reporting Persons."

          Florence Partners' principal business is investing in marketable securities. Mr. Powers' principal business is to make and hold investments.
Mr. Powers is the sole director, sole executive officer and sole shareholder of Florence Partners and is a limited partner of Bolero. Mr. Pavia is the managing director of Florence Partners. The business address of Florence Partners and Mr. Powers is 2419 Sumter St. Ext., Florence, SC 29502. Mr. Powers is a citizen of the United States of America.

          (d) and (e). During the last five years, neither Florence Partners nor Mr. Powers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          Since the date of Amendment No. 5 to the Schedule 13D, Bolero has acquired 24,400 Shares which were purchased by Bolero. Bolero purchased the Shares that it purchased for an aggregate purchase price (excluding commissions) of $284,482, which amount was provided from its working capital.

          As of the close of business on February 10, 1997, Florence Partners held an aggregate of 10,000 Shares which it had purchased for an aggregate purchase price (excluding commissions) of $117,500, which amount was provided from Florence Partner's working capital.

Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          On February 11, 1997, Bolero issued a press release, which press release is filed as Exhibit 2 and is incorporated by reference herein.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          (a)-(b) As of the close of business on February 10, 1997, Bolero directly owned in the aggregate 217,460 Shares, which represent approximately 6.3% of the 3,425,396 Shares outstanding as of November 1, 1996, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "Outstanding Shares"). Bolero, acting through its sole general partner, Mr. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

          As of the close of business on February 10, 1997, Florence Partners directly owned in the aggregate 10,000 Shares, which represent approximately .3% of the Outstanding Shares. Florence Partners has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

          As of the close of business on February 10, 1997, Mr. Powers did not hold any Shares directly. As the sole director, executive officer and shareholder of Florence Partners, Mr. Powers may be deemed to beneficially own the Shares held by Florence Partners. As a limited partner of Bolero, Mr. Powers has no right to vote or dispose of any Shares held by Bolero, and therefore does not beneficially own any Shares held by Bolero.

          As of the close of business on December 19, 1996, Mr. Pavia did not hold any Shares directly. As the sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As the sole executive officer and shareholder of FHI, Mr. Pavia may be deemed to beneficially own the Shares held by FHI. As the managing director of Florence Partners, Mr. Pavia may be deemed to beneficially own the Shares held by Florence Partners.

          By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Bolero, Mr. Pavia, FHI, Florence Partners and Mr. Powers may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, the group consisting of these entities may be deemed to own all Shares beneficially owned by Bolero, Mr. Pavia, FHI, Florence Partners and Mr. Powers. Mr. Powers and Florence Partners do not affirm the existence of such a group and disclaim beneficial ownership of Shares beneficially owned by Bolero, Mr. Pavia and FHI. Bolero, Mr. Pavia and FHI also do not affirm the existence of such a group and disclaim beneficial ownership of Shares beneficially owned by Florence Partners and Mr. Powers.

          Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

          (c) Since the date of Amendment No. 5 to the Schedule 13D, Bolero has purchased 24,400 Shares through open market purchases in the following transactions, all of which were effected in the over-the-counter market:

          Date               Number of Shares          Price per Share*
          ----               ----------------          ----------------
          12/23/96           2,000                     $11.25
          12/26/96           5,000                     $11.13
          01/02/97           2,000                     $11.50
          01/07/97           12,500                    $11.75
          02/04/97           500                       $12.81
          02/06/97           2,000                     $12.50
          02/10/97           400                       $12.63

*  Excluding commissions

          On January 7, 1997, Florence Partners purchased the 10,000 Shares it presently owns through open market purchases effected in the over-the-counter market at $11.75 per share (excluding commissions).

          Except as set forth herein, none of the Reporting Persons, Mrs. Pavia or Balboa has effected any transaction in the Shares during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Florence Partners was formed under the laws of the State of South Carolina on November 8, 1996. Florence Partners was formed to engage in the purchasing, holding and disposing of marketable securities. Pursuant to an agreement between Florence Partners and Mr. Pavia, Mr. Pavia has the authority to perform all acts necessary to carry out the purposes and business of Florence Partners. Mr. Pavia also has a 12.5% interest in the profits from Florence Partners' investment in the Shares.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Exhibit 1 Joint Filing Agreement.

Exhibit 2 Form of Press Release.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1997

                                    Bolero Investment Group, L.P.


                                    By:  /s/ Kenneth W. Pavia, Sr.
                                        --------------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   General Partner



                                     /s/ Kenneth W. Pavia, Sr.
                                    -----------------------------------------
                                    Kenneth W. Pavia, Sr.



                                    FHI, Inc.


                                    By:  /s/ Kenneth W. Pavia, Sr.
                                        -------------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   President



                                    Florence Partners Inc.


                                    By:  /s/ Charles Powers
                                        ------------------------------------
                                    Name:  Charles Powers
                                    Its:   President



                                     /s/ Charles Powers
                                    ---------------------------------------
                                    Charles Powers

                                 EXHIBIT INDEX
                                 -------------


Exhibit 1 Joint Filing Agreement.

Exhibit 2 Form of Press Release.